SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
               THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)*



                             Bank Plus Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   0644461073
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey S. Lambert
                       Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 18, 2000
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              PAGE 2 OF 12 PAGES

                                  SCHEDULE 13D



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Strome Investment Management L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         #95-4450882
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  1,855,000
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 1,855,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,855,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN, IA

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                              PAGE 3 OF 12 PAGES

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         SSCO, Inc.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         95-4450883

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  1,855,000
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 1,855,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,855,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           CO, HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                              PAGE 4 OF 12 PAGES


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Mark E. Strome
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  1,855,000
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 1,855,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,855,000

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           IN, HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                              PAGE 5 OF 12 PAGES


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Strome Partners L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         #95-4372590

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  296,800
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 296,800

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           296,800

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.5%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN, IA

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                              PAGE 6 OF 12 PAGES


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Strome Offshore Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  1,172,200
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 1,172,200

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,172,200

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                              PAGE 7 OF 12 PAGES


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Strome Hedgecap Fund, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         #95-4385662

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  330,350
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 330,350

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           330,350

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                              PAGE 8 OF 12 PAGES


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
         Strome Hedgecap Limited
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|x| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                 0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                  55,650
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                    0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 55,650

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           55,650

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           CO

--------------------------------------------------------------------------------

                                                              PAGE 9 OF 12 PAGES

INTRODUCTION

      This Amendment No. 1 relates to the Schedule 13D filed on behalf of (i) Strome Partners, L.P. ("SP"), (ii) Strome Offshore Limited ("SOFF"), (iii) Strome Hedgecap Fund, L.P. ("SHCF"), (iv) Strome Hedgecap Limited ("SHCL"), (v) Strome Investment Management, L.P. ("SIM"), (vi) SSCO, Inc. ("SSCO"), and (vii) Mark E. Strome ("Strome"), collectively the "Reporting Persons" with the Securities and Exchange Commission on December 2, 1999 (the "Schedule 13D"). Items 3, 4, 5 and 6 of the Schedule 13D are amended and supplemented as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SP is $1,577,666.47. The source of funds for this consideration was working capital.

            The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SOFF $6,233,790.89. The source of funds for this consideration was working capital.

            The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCF is $1,757,495.64. The source of funds for this consideration was working capital.

            The net investment cost (including commissions, if any) of the shares of Stock beneficially owned by SHCL is $295,812.49. The source of funds for this consideration was working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons have sent a notice of their intent to nominate two individuals for election to the Board of Directors of the Company at the next annual meeting of the shareholders of the Company. The notice is attached hereto as Exhibit A.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) As of the date hereof, the Reporting persons have the following interest in the securities of the Company:

                  (i) SP beneficially owns 296,800 shares of Stock and is the beneficial owner of 1.5% of the Stock.

                  (ii) SOFF beneficially owns 1,172,200 shares of Stock and is the beneficial owner of 6.0% of the Stock.

                  (iii) SHCF beneficially owns 330,350 shares of Stock and is the beneficial owner of 1.7% of the Stock.

                  (iv) SHCL beneficially owns 55,650 shares of Stock and is the beneficial owner of 0.3% of the Stock.

                  (v) SIM, (y) as general partner of and discretionary investment adviser to SP and SHCF and (z) discretionary investment adviser to SOFF and SHCL, beneficially owns 1,855,000 shares of Stock and is the beneficial owner of 9.5% of the Stock.

                  (vi) SSCO, as the general partner of SIM beneficially owns 1,855,000 shares of Stock and is the beneficial owner of 9.5% of the Stock.

                  (vii) Strome, as a settlor and trustee of the The Mark E.
                        Strome Living Trust dated 1/16/97, which trust is the controlling shareholder of SSCO, beneficially owns 1,855,000 shares of Stock and is the beneficial owner of 9.5% of the Stock.

            The Reporting Persons in the aggregate may be deemed to own an aggregate of 9.5% of the Stock.

                                                             PAGE 10 OF 12 PAGES

             (b)

                SP       SOFF     SHCF    SHCL      SIM       SSCO      STROME
                --       ----     ----    ----      ---       ----      ------

SOLE POWER      0         0         0       0        0          0         0
TO VOTE/
DIRECT VOTE

SHARED       296,800  1,172,200  330,350 55,650  1,855,000  1,855,000 1,855,000
POWER TO
VOTE/

DIRECT VOTE

SOLE POWER      0         0         0       0        0          0         0
TO DISPOSE/
DIRECT
DISPOSITION

SHARED       296,800  1,172,200  330,350 55,650  1,855,000  1,855,000 1,855,000
POWER TO
DISPOSE/
DIRECT
DISPOSITION

            (c) The trading dates, number of shares purchased or sold and price paid per share for all transactions by the Reporting Persons since December 1, 1999, are set forth below. All such transactions were open market transactions and were effected on the NASDAQ National Market. No other transactions were effected by the Reporting Persons during such period.

--------------------------------------------------------------------------------

                         TRADE DATE         BOUGHT (SOLD)        NET AMOUNT

--------------------------------------------------------------------------------

         SP               12/28/99             (1,600)           5,135.82
--------------------------------------------------------------------------------

         SP               12/30/99              (800)            2,567.91
--------------------------------------------------------------------------------

        SOFF              12/28/99             (6,400)          20,543.30
--------------------------------------------------------------------------------

        SOFF              12/30/99             (3,200)          10,271.65
--------------------------------------------------------------------------------

        SHCF              12/28/99             (1,700)           5,456.81
--------------------------------------------------------------------------------

        SHCF              12/30/99              (850)            2,728.40
--------------------------------------------------------------------------------

        SHCL              12/28/99              (300)              962.96
--------------------------------------------------------------------------------

        SHCL              12/30/99              (150)              981.48
--------------------------------------------------------------------------------



ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A   Letter dated February 18, 2000, from Cede & Co. on behalf of the
            Reporting Persons to the Secretary of the Company, notifying the Company of the Reporting Persons' intent to nominate two individuals for election to the Company's Board of Directors at the next annual meeting.

                                                             PAGE 11 OF 12 PAGES


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 22, 2000


Strome Partners, L.P.
By: Strome Investment Management, L.P., general partner
by its general partner, SSCO, Inc.

By:  /s/ Jeffrey Lambert
     ______________________
     Jeffrey S. Lambert
     Chief Operating Officer


Strome Offshore Limited

By:  /s/ Jeffrey Lambert
     ______________________
     Jeffrey S. Lambert
     Director


Strome Hedgecap Fund
By: Strome Investment Management, L.P., general partner
by its general partner, SSCO, Inc.

By:  /s/ Jeffrey Lambert
     ______________________
     Jeffrey S. Lambert
     Chief Operating Officer


Strome Hedgecap Limited

By:  /s/ Jeffrey Lambert
     ______________________
     Jeffrey S. Lambert
     Director


Strome Investment Management, L.P.
By: SSCO, Inc., general partner

By:  /s/ Jeffrey Lambert
     ______________________
     Jeffrey S. Lambert
     Chief Operating Officer


SSCO, Inc.

By:  /s/ Jeffrey Lambert
     ______________________
     Jeffrey S. Lambert
     Chief Operating Officer


Mark E. Strome

/s/ Jeffrey Lambert
___________________

                                                             PAGE 12 OF 12 PAGES



                                                                       EXHIBIT A

                                   Cede & Co.
                        c/o The Depository Trust Company
                                 55 Water Street
                            New York, New York 10041

February 18, 2000


DELIVERED VIA COURIER
---------------------

Mr. Peter W. Sheil
Corporate Secretary
Bank Plus Corporation
4565 Colorado Boulevard
Los Angeles, CA  90039

Re:   Notice of Stockholder Nominations for the 2000 Annual Meeting
      of the Company
      -------------------------------------------------------------

Dear Mr. Sheil:

Cede & Co., the nominee of the Depository Trust Company, is the holder of record of an aggregate of 1,855,000 shares (9.5%) of the common stock, par value $0.01 per share, of Bank Plus Corporation (the "Corporation"). DTC is informed by its Participant, Bear Stearns Securities Corp., that on the date hereof, 1,855,000 such shares credited to the Participant's DTC account are beneficially owned by Strome Investment Management, L.P., SSCO, Inc., Strome Partners, L.P., Strome Offshore Limited, Strome Hedgecap Fund, L.P., Strome Hedgecap Limited and Mark
E. Strome (collectively, the "Strome Group"). Pursuant to Section 1.11 of the Amended and Restated By-Laws of the Corporation, the undersigned hereby give notice of their intention to nominate two individuals for election to the Board of Directors at the 2000 Annual Meeting of Stockholders of the Corporation (the "Annual Meeting").

At the request of the Participant, on behalf of the beneficial owners, Cede & Co. as holder of record of the shares intends to nominate, at the annual meeting, Mark E. Strome and Jeffrey E. Susskind for election as directors, each to serve until his successor is elected and qualified or until his earlier resignation or removal. The information with respect to the nominating stockholders required by Section 1.11 of the Corporation by-laws is set forth as Exhibit A hereto. The information required by Section 1.11 of the Corporation by-laws with respect to the nominees is set forth on Exhibit B hereto.

The Strome Group intends to deliver a proxy statement and form of proxy to holders of a sufficient number of the Corporation's voting shares to elect the two nominees described in Exhibit B.

While Cede & Co. is furnishing this intent to nominate as the stockholder of record of these shares, it does so at the request of the Participant and only as a nominal party for the true party in interest, the beneficial owners. Cede & Co. has no interest in matter other than to take those steps which are necessary to ensure that the beneficial owner is not denied his rights as the beneficial owner of the shares and Cede & Co. assumes no further responsibility in this matter.

Sincerely,


Cede & Co.



By: /s/ Cede & Co.
   ---------------